FINAL TERM SHEET

Filed Pursuant to Rule 433

Registration Statement No. 333-202440

Relating to the Preliminary Prospectus Supplement
Dated September 22, 2016

(To Prospectus dated March 2, 2015)

September 22, 2016

Arch Capital Group Ltd.

18,000,000 Depositary Shares Each Representing 1/1,000th Interest in a Share of
5.25% Non-Cumulative Preferred Shares, Series E

Issuer:	Arch Capital Group Ltd.

Security:	Depositary Shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of the Issuer’s 5.25% Non-Cumulative Preferred Shares, Series E (“Preferred Shares”)

Security Type:	SEC Registered

Anticipated Preferred Shares Ratings (Moody’s / S&P / Fitch ):*	Baa2 (Negative Watch)/BBB (Negative Outlook) /BBB+ (Negative Watch)

Size:	$450,000,000 (18,000,000 Depositary Shares)

Over-Allotment Amount:	Up to $67,500,000 (2,700,000 Depositary Shares)

Trade Date:	September 22, 2016

Settlement Date:	September 29, 2016 (T+5)

Maturity:	Perpetual

Liquidation Preference:	$25,000 per Preferred Share (equivalent to $25 per Depositary Share)

Dividend Payment Dates:

Holders of Preferred Shares will be entitled to receive dividend payments only when, as and if declared by the Issuer’s board of directors or a duly authorized committee of the board. Any such dividends will be payable from, and including, the date of original issue on a non-cumulative basis, quarterly in arrears on the last day of March, June, September and December of each year. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day with the same force and effect as if made on the original payment date, and no additional dividends shall accrue on the amount so payable from such date to such next succeeding business day.  If declared, the first dividend payment date will be January 3, 2017.  Distributions will be made in respect of the Depositary Shares if and to the extent dividends are paid on the related Preferred Shares.

Dividend Rate:	5.25% per annum, only when, as and if declared

Optional Redemption:

Except in specified circumstances relating to certain tax, regulatory or corporate events described in the preliminary prospectus supplement, the Preferred Shares are not redeemable prior to September 29, 2021. On and after that date, the Preferred Shares will be redeemable at the Issuer’s option, in whole or in part, at a redemption price of $25,000 per Preferred Share (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the date of redemption.

Public Offering Price:	$25.00 per Depositary Share; $450,000,000 total

Underwriting Discounts:	$0.7875 per Depositary Share for retail orders: $12,267,675 total; and $0.50 per Depositary Share for institutional orders: $1,211,000 total

Net Proceeds to the Issuer, before expenses:	$436,521,325

Expected Listing:	The Depositary Shares have been approved for listing on NASDAQ under the symbol “ACGLP.” Trading in the Depositary Shares is expected to commence within 30 days after the initial delivery.

CUSIP / ISIN of Depositary Shares:	03939A206/ US03939A2069

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC J.P. Morgan Securities LLC RBC Capital Markets, LLC

Co-Managers:	Barclays Capital Inc. BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Lloyds Securities Inc. U.S. Bancorp Investments, Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Preferred Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.  Following the announcement of the Issuer’s proposed acquisition of United Guaranty Corporation and AIG United Guaranty (Asia) Limited (the “UGC Acquisition”), Moody’s Investors Service placed the Issuer’s ratings on review for downgrade and is expected, following the closing of the UGC Acquisition, to lower the Issuer’s preferred stock rating by one notch to Baa3; Standard & Poor’s Financial Services affirmed our long-term counterparty credit rating and revised its outlook to negative from stable; and Fitch Ratings placed Issuer’s ratings on negative watch and indicated that the Issuer’s preferred stock rating could be lowered by one notch to BBB. See “Risk Factors — Risks Relating to the Depositary Shares and the Series E Preferred Shares — Our credit ratings, including ratings on our Series E Preferred Shares, may be downgraded as a result of the UGC Acquisition or otherwise” in the preliminary prospectus supplement to which this communication relates.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322, Wells Fargo Securities, LLC toll—free at 1-800-645-3751; J.P. Morgan Securities LLC collect at 212-834-4533; or RBC Capital Markets, LLC toll—free at 1-866-375-6829.

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